SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of November 22 2004


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


                                                               Press enquiries:
        Patrick Murphy tel: +44 115 906 4151; email: patrick.murphy@marconi.com
                David Beck, tel +44 20 7306 1490; email: david.beck@marconi.com

                                                            Investor enquiries:
          Heather Green tel: +44 207 306 1735; email: heather.green@marconi.com
              Karen Kayes tel: +44 207 306 1345; email: karen.keyes@marconi.com

                                                    Industry analyst enquiries:
        Skip MacAskill tel: +44 2476 56 3705; email: skip.macaskill@marconi.com


  MARCONI WINS GBP15 MILLION MANAGED SERVICES CONTRACT TO HELP ENERGIS ENHANCE
                               CUSTOMER EXPERIENCE

   Marconi and Energis sign a long-term multi-vendor Network Managed Services contract

London - November 22, 2004 - Marconi  Corporation plc (London:  MONI and NASDAQ:
MRCIY) has today announced that Energis has signed a long-term multi-vendor Network Managed Services (NMS) contract. This agreement will enable Energis to deliver assured and improved service levels across its customer base.

The NMS contract will cover a range of technologies across Energis' network, including a significant estate of multi-vendor assets, giving Marconi responsibility for transmission, routing, access and customer premise equipment
(CPE) technologies. The contract is valued at GBP15 million over a three-year period and will be accounted for within Marconi's Installation, Commissioning and Maintenance (IC&M) business.

"This is a key element in our drive to raise the service bar for our customers and to show non-customers that there is a better way," commented Ken McFadyen, Director of Service Delivery at Energis. "Marconi is a close partner in this; it has the capability and capacity to deliver against the standards demanded by our customers."

Marconi's  network  technology  and  services   partnership  strategy  has  been
developed to help telecommunications operators reduce operational costs to improve profitability, whilst at the same time maintaining, and often increasing, the levels of operational performance of their networks across a range of technologies supplied by multiple vendors.

"The agreement with Energis is a very significant win for Marconi," commented Rod Smith, Managing Director for Northern Europe, Marconi. "It endorses our Network Technology and Services Partner vision and demonstrates that our offering meets the needs and demands of operators. Partnering with Marconi means that Energis can guarantee customers an efficient and professional service, whilst simultaneously optimising their operating costs and increasing customer satisfaction."

Marconi has a long history of providing multi-vendor service expertise to enterprises that require carrier class resilience and reliability. This, combined with a substantial field and professional services organisation equipped with the necessary skills, tools, processes and a culture which always puts the customer first, means that Marconi is in a prime position to help operators capitalise on their network assets.

                                    ENDS...

About Energis

Energis is a technology-driven communications company. Our aim is to help the largest and most successful organisations and public institutions in the UK and Ireland achieve their business goals using technology. Our range of solutions include data, voice, call centre and Internet and hosting services. Major customers include the BBC, Boots, Centrica, Royal & SunAlliance, Tesco, Wanadoo and the UK Government.

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2004 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC


                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 22 November 2004